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                                August 13, 1998


VIA OVERNIGHT COURIER
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
Attention:  Charles Szurgot
            Mail Stop 4-6

   RE:  CITYSEARCH, INC. REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-57437)
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Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, CitySearch, Inc. (the "Company"), requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-57437 (the "S-1 Registration Statement"). The Company was recently presented with a merger opportunity that its Board of Directors believes would be in the Company's best interests of the Company to pursue at this time. As a consequence, the Company has determined not to proceed with the public offering. No offers or sales of the Company's Common Stock were made pursuant to the S-1 Registration Statement.

     If you have any questions, please call John T. Sheridan of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

                              Very truly yours,


                              /s/ Bradley O. Ramberg

                              Bradley O. Ramberg
                              Chief Financial Officer and
                              Vice President, Finance and Administration and Secretary